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                                  EXHIBIT 99
                           FORWARD LOOKING STATEMENTS

Written and oral statements provided by the Company from time to time may contain certain forward looking information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act") and in releases made by the Securities and Exchange Commission ("SEC"). The cautionary statements which follow are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. While the Company believes that the assumptions underlying such forward looking information are reasonable based on present conditions, forward looking statements made by the Company are not guarantees of future performance and actual results may differ materially from those in the forward looking statements as a result of various factors. Accordingly, the Company has identified important factors which could cause the Company's actual financial results to differ materially from any such results which might be projected, forecasted or estimated by the Company in written or oral forward looking statements:

 .    The overall retail economy in the United States could affect retailers'
     expectations of future apparel product sales. A more pessimistic evaluation compared to 1997 could adversely affect both the advance order and in-stock product lines marketed by the Company. The Company's sales and earnings could be adversely impacted to the extent that the financial strength of its existing or new retail customers worsens.

 .    The Company's largest customer represented approximately 15%, 18% and 16%
     of consolidated sales in fiscal 1997, 1996 and 1995, respectively. The Company's second largest customer in 1997 represented approximately 8% of consolidated sales. The Company believes it maintains an excellent business relationship with these customers and sales volume for 1998 is anticipated to approximate recent historical levels. However, an unanticipated decline in sales with the Company's largest customers would adversely affect profitability as it would be difficult to immediately replace this business with new customers or increase volume with other existing customers.

 .    Substantially all of the Company's men's and women's sportswear, women's career wear and a portion of its tailored suits, sportcoats and slack production are manufactured utilizing independent contractors, mostly located outside of the United States. The percentage of product manufactured or assembled outside of the United States is increasing. The Company is dependent upon the contractors' ability to deliver such products on a timely basis. Labor, delivery, or transportation difficulties regarding contractor sourced products which result in delays not readily controllable by the Company could negatively affect operating profits. Also, unanticipated political or economic disruptions in these countries and/or currency fluctuations could adversely impact overall Company profitability.

 .    Continuation of the trend towards more casual dressing in the workplace could reduce the demand for the Company's tailored clothing products, especially for tailored suits. While the Company markets several sportswear and casual product lines, consumer receptiveness to the Company's casual and sportswear products may be less than anticipated.
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 .    Sales derived from products which utilize licensed brand names represent an important current component of the Company's overall revenue and profitability. The Company also serves as a licensing agent for several of its principal licensors. While the Company believes the relationships with its principal licensor to be favorable and the termination of any single licensing agreement would not have a material adverse effect on its business taken as a whole, the long-term prospects of the Company assume the continuation of most existing licensing arrangements and ongoing consumer acceptance of the products sold under these licensed brands.

 .    The Company competes with numerous manufacturers and distributors of apparel products, both foreign and domestic. Currency valuation changes versus the U.S. dollar arising from the economic difficulties experienced in many of the Asian economies during 1997 has, among other things, reduced the cost of products imported into the United States from these countries. The Company sources only a limited percentage of products from Asia (principally certain golf products and women's styles). The Company's ability to generate sufficient margins from products not sourced from Asia (such as suits, sportcoats, tailored and casual slacks) could be adversely affected to the extent that competitors can source these products from Asia at lower costs in sufficient quantities at comparable quality levels.

 .    Fabric purchases from the Company's largest supplier approximated 40% of the total fabric requirements in fiscal 1997. As is customary in the industry, there are no long-term contracts with fabric suppliers. The Company believes that there are alternative sources of supply available to satisfy its raw material requirements. However, a prolonged, unanticipated disruption of scheduled deliveries from this or other suppliers would adversely affect production scheduling and ultimately the Company's ability to meet customer delivery dates.

 .    During 1997 the Company commenced a comprehensive upgrade of its management information systems. This project encompasses a significant change to the Company's existing hardware configuration and software applications and, among other things, is expected to result in the Company's information systems being year 2000 compliant upon completion during 1999. The significant portion of the new system enhancements will emanate from purchased software and written representation has been received from the various application vendors that such software is year 2000 compliant. The Company will be testing the various software during 1998 as an integral part of the phased implementation of the new applications. Costs associated with maintaining or modifying systems not expected to be replaced will be expensed as incurred. The Company's plans for assuring year 2000 compliance are also expected to include performing appropriate testing of the electronic interfaces to important customers' and suppliers' systems. Amounts charged to expense during 1997 for year 2000 compliance were insignificant and the Company does not expect the costs required to be expensed over the next several years to have a material effect on its financial position or results of operations. The Company expects that with the conversions to the new software and hardware, the year 2000 issue will not pose a significant operational problem for its computer systems. However, if the conversion is not made on a timely basis, the year 2000 issue could have an impact on the Company's ability to operate efficiently.
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 .    During 1997, the Company's variable rate debt (based on the Prime or LIBOR rates in effect from time to time) averaged approximately $74 million under its Revolving Credit Facility. The Company anticipates that such variable borrowings will be comparable during 1998 at rates averaging approximately 7.5%. An unexpected increase in total borrowings and/or in the borrowing rates under the Revolving Credit Facility would adversely affect profitability.

 .    The Company is not aware of and has assumed no significant adverse impact of pending or threatened litigation matters.

 .    The Company has assumed that no major acquisitions will occur during 1998.

The above noted review of factors pursuant to the Act should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company.